ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Benjamin Niehaus
June 16, 2022	T + 617 235 4675
benjamin.niehaus@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anu Dubey
Mr. John Kernan

Re:	PIMCO California Flexible Municipal Income Fund
File Nos. 333-262811 and 811-23781

Dear Ms. Dubey and Mr. Kernan:

This letter is being filed to respond to the comments received from you on May 4, 2022, May 12, 2022 and June 2, 2022, as applicable, with respect to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) relating to the common shares of beneficial interest of PIMCO California Flexible Municipal Income Fund (the “Fund”), which was filed with the SEC on April 25, 2022. The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Registration Statement or in additional pre-effective amendments to be filed subsequently. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Fund’s Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto. We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

PROSPECTUS

Cover (page ii)

1.

Comment: The seventh sentence on page ii states that the Fund may invest up to 5% of its assets in other investment companies that invest primarily in municipal bonds and other municipal securities. Please disclose in an appropriate location that the Fund will consider the holdings of other investment companies in which it invests for purposes of complying with its 80% investment policy.

Response: The Fund generally will only count investments in other registered investment companies toward the Fund’s 80% policy if such other investment company has an 80% policy pursuant to Rule 35d-1 with respect to municipal bonds and other municipal securities (or other investments with similar economic characteristics). The Fund has added the following disclosure, as appropriate.

When investing in another investment company, the Fund generally will consider such investment company’s 80% policy for purposes of determining whether to treat an investment therein towards the Fund’s 80% policy or, if the investment company does not have an 80% policy, the Fund may consider the underlying investment company’s portfolio holdings and related information.

Prospectus Summary — Portfolio Contents (page 2)

2.

Comment: Inasmuch as Fund discloses that it may invest in municipal bonds issued by jurisdictions other than California for purposes of the Fund’s 80% policy, please revise the disclosure to clarify that the Fund may invest in municipal bonds issued by jurisdictions other than California both within and outside of the Fund’s 80% policy.

Response: The Fund will revise the noted disclosure as follows:

Both ~~W~~within and outside the 80% policy, the Fund may invest in debt securities of an issuer located outside of California (for example, other jurisdictions may also issue securities, the interest from which, in the opinion of bond counsel for the issuer at the time of issuance or other authority believed by PIMCO to be reliable is exempt from federal income tax and California income tax). ~~whose interest is, in the opinion of bond counsel for the issuer at the time of issuance, exempt from federal and California income tax.~~

Prospectus Summary — Portfolio Contents (page 3)

3.

Comment: Inasmuch as the Fund discloses that it may invest non-80% policy assets in municipal bonds issued by jurisdictions such as New York and Puerto Rico, please explain to us why the principal risks for New York and Puerto Rico bonds have been deleted from the Prospectus.

Response: The Fund has added the following disclosure to the prospectus.

Puerto Rico-Specific Risk

Because the Fund may invest in municipal securities issued by the Commonwealth of Puerto Rico, it may be particularly affected by economic, market, political, environmental and social conditions in Puerto Rico. Puerto Rico currently is experiencing significant fiscal and economic challenges, including substantial debt service obligations, high levels of unemployment, underfunded public retirement systems, and persistent government budget deficits. These challenges may negatively affect the value of the Fund’s investments in Puerto Rico municipal securities. Major ratings agencies have downgraded the general obligation debt of Puerto Rico to below investment grade and continue to maintain a negative outlook for this debt, which increases the likelihood that the rating will be lowered further or discontinued. Puerto Rico has previously defaulted on its debt by failing to make full payment due on its outstanding bonds, and there can be no assurance that Puerto Rico will be able to satisfy its future debt obligations. Further downgrades or defaults may place additional strain on the Puerto Rican economy and may negatively affect the value, liquidity, and volatility of the Fund’s investments in Puerto Rico municipal securities. Legislation, including legislation that would allow Puerto Rico to restructure its municipal debt obligations, thus increasing the risk that Puerto Rico may never pay off municipal indebtedness, or may pay only a small fraction of the amount owed, could also impact the value of the Fund’s investments in Puerto Rico municipal securities.

These challenges and uncertainties have been exacerbated by recent natural disasters that have struck Puerto Rico. In September 2017, two successive hurricanes caused significant damage to Puerto Rico, and resulted in severe flooding and infrastructure damage, including damage to the Commonwealth’s water, power, and telecommunications infrastructure, and resulted in more than 1 million people losing power. Estimates suggest that the hurricanes caused more than $80 billion in damage, which led to additional strain on Puerto Rico’s economic situation. In late December 2019 and January 2020, a series of earthquakes caused an estimated $200 million in damage to Puerto Rico. The aftershocks from these earthquakes may continue for years, and it is not currently possible to predict the extent of the damage that could arise from any aftershocks. The length of time needed to rebuild Puerto Rico’s infrastructure is unclear, but could amount to years, during which the Commonwealth is likely to be in an uncertain economic state. The full extent of the negative impact of these (or future) natural disasters on Puerto Rico’s economy and foreign investment in Puerto Rico is difficult to estimate.

New York State-Specific Risk

The Fund may invest in municipal bonds issued by or on behalf of the State of New York and its political subdivisions, financing authorities and their agencies, and therefore may be affected significantly by economic, regulatory or political developments affecting the ability of New York issuers to pay interest or repay principal. While New York’s economy is broad, it does have concentrations in the financial services industry, and may be sensitive to economic problems affecting that industry. Certain issuers of New York municipal bonds experienced serious financial difficulties in the past and reoccurrence of these difficulties may impair the ability of certain New York issuers to pay principal or interest on their obligations. The financial health of New York City affects that of the State, and when New York City experiences financial difficulty it may have an adverse effect on New York municipal bonds held by the Fund. The growth rate of New York has at times been somewhat slower than the nation overall. The economic and financial condition of New York also may be affected by various financial, social, economic and political factors.

Summary of Fund Expenses (page 18)

4.	Comment: Please confirm the accuracy of the percentage of net assets attributed to organization expenses (1.92%) and consider supplementing the disclosure with a dollar estimate of the amount.

Response: The Fund confirms that the percentage of net assets attributed to organization expenses is accurate, but respectfully declines to supplement the referenced disclosure with a dollar estimate of that amount.

Example (page 19)

5.	Comment: Please confirm the accuracy of the shareholder transaction expenses used in Class A-2’s expense example calculation.

Response: The Fund has revised Class A-2’s expense example calculation to reflect the correct shareholder transaction expenses.

6.	Comment: Please consider modifying Footnote 1 to the Example to recognize that after Year 1, other expenses are reduced for organizational expenses that will be paid and satisfied in Year 1.

Response: The Fund has added the following disclosure to Footnote 1 to the Example:

Expenses for Year 1 do not include organizational costs due to the effects of the Expense Limitation Agreement. Expenses after Year 1 are reduced for organizational expenses that would otherwise have been paid in Year 1.

Reductions and Waivers of Initial Sales Charges and EWCs (page 60)

7.

Comment: The third paragraph under the above-referenced heading states that “…investors will not be subject to EWCs for any transaction where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer.” Please provide additional disclosure describing how an investor may determine whether the Distributor paid at time of purchase the amount that it normally would have to broker-dealer. See Item 12(a)(2) of Form N-1A and Instruction 1 thereto.

Response: The Fund has added the following disclosure:

For further information, please see “Sales at Net Asset Value” in the Statement of Additional Information regarding Class A-2 and A-4 transactions on which an initial commission or other fees to broker-dealers will not be paid or call the Distributor or your financial intermediary, as applicable.

Anti-Takeover and Other Provisions in the Declaration of Trust (page 70)

8.

Comment: The Staff notes that the exclusive forum provision is contained in the Fund’s Bylaws. Please revise the heading “Anti-Takeover and Other Provisions in the Declaration of Trust” to include a reference to the Bylaws.

Response: The Fund has made the requested change to the referenced heading and elsewhere in the Registration Statement, as applicable.

Appendix B to Prospectus (page B-1)

9.

Comment: The Staff notes that Appendix B does not contain any disclosure related to specific sales charge waivers or discounts. Please disclose here that there are currently no such waivers, discounts and/or breakpoints available through financial intermediaries, if accurate.

Response: The Fund has removed Appendix B and all references thereto. The Fund has revised the disclosure in the Prospectus as follows:

The Fund’s sales charge waivers and discounts disclosed in this prospectus are available for qualifying purchases and are generally available through financial firms. The availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares. ~~The Fund’s~~There are currently no sales charge waivers ~~and discounts disclosed in this prospectus are available for qualifying purchases and are generally~~ , discounts and/or breakpoints available through any specific financial intermediary required to be disclosed by the Fund. Any such ~~firms unless otherwise specified in Appendix B. The~~ sales charge waivers, discounts and/or breakpoints ~~available through certain other financial intermediaries are~~will be set forth in ~~Appendix B~~an appendix to this prospectus. ~~(Financial Firm-Specific Sales Charge Waivers and Discounts), which may differ from those available for purchases made directly from the Distributor or certain other financial firms. Please contact your financial firm for more information regarding applicable sales charge waivers, discounts and/or breakpoints available to you and the financial firm’s related policies and procedures.~~

While neither the Fund nor the Distributor impose an initial sales charge on Institutional Class, Class A-1 or Class A-3 Common Shares, if you buy Institutional Class, Class A-1 or Class A-3 Common Shares through certain financial firms they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

PART C – OTHER INFORMATION

Signature Page

10.

Comment: The Staff notes that Rule 483(b) under the Securities Act of 1933 states that “[I]f the name of any officer signing on behalf of the registrant, or attesting the registrant’s seal, is signed pursuant to a power of attorney, certified copies of a resolution of the registrant’s board of directors authorizing such signature shall also be filed as an exhibit to the registration statement.” Please confirm that such certified copies of the board resolution authorizing the signature of the Fund’s president will be filed as an exhibit to a subsequent amendment to the Fund’s registration statement.

Response: The Fund so confirms.

OTHER

Declaration of Trust

11.

Comment: We understand that Massachusetts state law permits a fund to eliminate fiduciary duties of trustees or other persons and replace them with standards set forth in the fund’s governing documents. Such provisions are inconsistent with federal securities laws and the SEC’s views on such person’s fiduciary duties. Please add a provision to the Fund’s Declaration of Trust to state explicitly that, notwithstanding anything to the contrary in the Declaration of Trust, nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of the Fund’s Trustees and officers shall apply to, or in any way limit the duties (including state law duties of loyalty and care) or liabilities of, such persons with respect to matters arising under federal securities laws.

Response: Without agreeing with the Staff’s position, but solely for the purpose of having the Registration Statement declared effective, the Fund has amended Article IX, Section 2 of the Fund’s Declaration of Trust as follows:

The exercise by the Trustees of their powers and discretions hereunder shall be binding upon everyone interested. A Trustee or officer shall be liable for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or officer, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees or officers may take advice of counsel or other experts with respect to the meaning and operation of this Declaration, and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice. The Trustees and officers shall not be required to give any bond as such, nor any surety if a bond is required. No provision of this Section 2 or this Declaration shall limit or eliminate any duty under the federal securities laws (including any fiduciary duties of loyalty and care) a Trustee or officer owes to the Trust with respect to claims asserted under the federal securities laws.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (617) 235-4675 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Benjamin Niehaus

Benjamin Niehaus

cc:	Wu-Kwan Kit, Esq.

      Timothy A. Bekkers, Esq.

      David C. Sullivan, Esq.